SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

HERSHA HOSPITALITY TRUST
(Name of Issuer)

Class A Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

427825104
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427825104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON GRS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,533,042 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,533,042 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,533,042 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 427825104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Michael A. Elrad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,533,042 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,533,042 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,533,042 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 427825104	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Norman S. Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,533,042 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,533,042 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,533,042 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 427825104	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Barry A. Malkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,533,042 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,533,042 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,533,042 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 427825104	SCHEDULE 13D	Page 6 of 10 Pages
Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Shares of Beneficial Interest, par value $0.01 per share (the "Common Shares"), of Hersha Hospitality Trust (the "Issuer"), a Maryland real estate investment trust. The address of the Issuer's principal executive office is 44 Hersha Drive, Harrisburg, PA 17102.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
(i) GRS Advisors, LLC, a Delaware limited liability company ("GRSLLC");
(ii) Michael A. Elrad;
(iii) Norman S. Geller; and
(iv) Barry A. Malkin.
GRSLLC holds Common Shares in various accounts and funds under its management and control. GEM MM, LLC, a Delaware limited liability company ("GEM-MM"), is the administrative manager of GRSLLC. Messrs. Elrad, Geller and Malkin are the controlling persons of GEM-MM.

(b) The principal business address GRSLLC, GEM-MM and each of Messrs. Elrad, Geller and Malkin is 900 N. Michigan Avenue, Suite 1450, Chicago, IL 60611.

(c) The principal business of GRSLLC is to provide investment management services for accounts and funds under its management. The principal occupation of each of Messrs. Elrad, Geller and Malkin is to serve as executive vice presidents and president of GRSLLC.

(d) None of the Reporting Persons or GEM-MM has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or GEM-MM has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GRSLLC is a Delaware limited liability company. Each of Messrs. Elrad, Geller and Malkin is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $66,401,067 in the aggregate to purchase the Common Shares reported in this Schedule 13D.

CUSIP No. 427825104	SCHEDULE 13D	Page 7 of 10 Pages

The source of the funds used to acquire the Common Shares reported herein is the working capital of investment funds in accounts managed by GRSLLC, and margin borrowings described in the following sentence. Such Common Shares are or may be held from time to time by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired Common Shares of the Issuer for investment purposes because they believed that the Common Shares were undervalued.

The Reporting Persons intend to engage in discussions with management of the Issuer, as well as with its Board of Directors (the "Board"), with respect to strategies the Issuer could pursue, including without limitation transactions with real estate investment funds managed by the Reporting Persons, to close the valuation gap which the Reporting Persons believe exists between the current market prices of the Common Shares and the underlying value of the Issuer's assets. The Reporting Persons may also engage in such discussions with other shareholders and other interested parties.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, actions taken (or not taken) by the Board and management as a result of the discussions, the Issuer's financial position and strategic direction, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D, selling some or all of their Common Shares, or purchasing additional Common Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 12,533,042 Common Shares, constituting approximately 6.2% of the Issuer's currently outstanding Common Shares. The percentages of Common Shares reported herein are based upon the 200,624,864 Common Shares outstanding as of May 2, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2014.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

By virtue of their control of GRSLLC, Messrs. Elrad, Geller and Malkin may be deemed to have shared voting power or shared dispositive power with respect to all of the Common Shares as to which GRSLLC has voting power or dispositive power.

CUSIP No. 427825104	SCHEDULE 13D	Page 8 of 10 Pages

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons or the funds and accounts they manage) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this

Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Description Joint Filing Agreement, dated May 21, 2014

CUSIP No. 427825104	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 21, 2014

GRS ADVISORS, LLC

/s/ Michael A. Elrad
Name: Michael A. Elrad
Title: Executive Vice President

/s/ Michael A. Elrad
MIchael a. elrad

/s/ Norman S. Geller
Norman s. geller

/s/ Barry A. Malkin
Barry a. Malkin

CUSIP No. 427825104	SCHEDULE 13D	Page 10 of 10 Pages

Appendix A

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Shares effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

GRSLLC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/28/2014	(2,917)	5.76
3/28/2014	(63)	5.74
3/31/2014	69,400	5.84
5/12/2014	500,000	6.09
5/13/2014	1,566,900	6.14
5/15/2014	380,000	5.97
5/19/2014	500,000	6.14
5/20/2014	251,900	6.11